Filed by SilverBow Resources, Inc.

(Commission No.: 001-8754)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SilverBow Resources, Inc.

(Commission No.: 001-8754)

The following press release was issued by SilverBow Resources, Inc. on July 17, 2024:

CRESCENT ENERGY AND SILVERBOW RESOURCES ANNOUNCE ELECTION DEADLINE FOR SILVERBOW RESOURCES STOCKHOLDERS TO ELECT FORM OF MERGER CONSIDERATION

07/17/2024

HOUSTON—(BUSINESS WIRE)— Crescent Energy Company (NYSE: CRGY) (“Crescent”) and SilverBow Resources, Inc. (NYSE: SBOW) (“SilverBow”) jointly announced today that, in connection with Crescent’s pending acquisition of SilverBow (the “Transaction”), the deadline for holders of SilverBow’s common stock to elect the form of merger consideration they wish to receive in the Transaction, as described in more detail below, has been set for 5:00 p.m. Central Time on July 24, 2024 (such deadline, as it may be extended, the “Election Deadline”). The Election Deadline is based on Crescent’s and SilverBow’s expectation that the Transaction will close on July 30, 2024, subject to the approval of stockholders of each of Crescent and SilverBow, and satisfaction of other customary closing conditions.

SilverBow stockholders of record wishing to make an election as to the form of consideration they wish to receive must deliver a properly completed and executed election form (the “Election Form”), together with all required documents and materials, to Equiniti Trust Company, LLC (the “Exchange Agent”) by the Election Deadline. An election will be valid only if a properly completed and signed Election Form, together with all required documents and materials set forth in the Election Form and the instructions thereto, is received by the Exchange Agent by the Election Deadline.

SilverBow stockholders who hold shares through a bank, broker or other nominee will receive the Election Form through their bank, broker, or other nominee. Such shareholders who hold shares through a bank, broker or other nominee may be subject to an earlier election deadline and must carefully review and properly complete any election materials they received from their bank, broker or other nominee regarding how to make an election.

As further described in (i) the Agreement and Plan of Merger, dated as of May 15, 2024, by and among SilverBow, Crescent and the other parties thereto, (ii) the definitive joint proxy statement of Crescent and SilverBow and a prospectus of Crescent (the “Proxy Statement/Prospectus”), included in the registration statement on Form S-4 filed by Crescent with Securities and Exchange Commission, which was declared effective on June 27, 2024 (the “Registration Statement”) and (iii) the Election Form and accompanying election materials, each share of SilverBow common stock outstanding immediately prior to the Initial Merger Effective Time (as defined in the Merger Agreement) will, at the election of the holder of such share of SilverBow common stock, be converted into the right to receive (i) 3.125 shares of Crescent Class A common stock, (ii) $15.31 in cash without interest (and subject to any withholding taxes required by applicable law) and 1.866 shares of Crescent Class A common stock, or (iii) $38.00 in cash without interest (and subject to any withholding taxes required by applicable law), subject to an aggregate cap of $400,000,000 on the total cash consideration payable for SilverBow common stock.

SilverBow stockholders who do not return a properly completed Election Form, together with all required documents and materials set forth in the Election Form and the instructions thereto, to the Exchange Agent by the Election Deadline will be deemed to have elected to have each of their shares of SilverBow common stock converted into the right to receive 3.125 shares of Crescent Class A common stock.

SilverBow stockholders of record that wish to request an Election Form and accompanying materials should contact the Exchange Agent at (877) 248-6417 (toll free) or (718) 921-8317. SilverBow stockholders who hold shares through a bank, broker or other nominee should contact their bank, broker or other nominee if they do not receive an Election Form through their bank, broker or other nominee.

SilverBow stockholders with questions regarding the election materials or election procedures should contact D.F. King and Co., Inc. at (212) 269-5550 or toll-free at (800) 967-0271 during the hours between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday to Friday, and between 12:00 p.m. and 6:00 p.m. Eastern Time on Saturday, for further assistance.

SilverBow stockholders should carefully read the Proxy Statement/Prospectus, the Election Form and all election materials provided to them before making their elections. The Election Deadline does not alter the deadline for SilverBow’s stockholders to vote on the proposals to be presented for approval at SilverBow’s upcoming special meeting of stockholders.

About Crescent Energy Company

Crescent is a differentiated U.S. energy company committed to delivering value for shareholders through a disciplined growth through acquisition strategy and consistent return of capital. Crescent’s portfolio of low-decline, cash-flow oriented assets comprises both mid-cycle unconventional and conventional assets with a long reserve life and deep inventory of high-return development locations in the Eagle Ford and Uinta basins. Crescent’s leadership is an experienced team of investment, financial and industry professionals that combines proven investment and operating expertise. For more than a decade, Crescent and its predecessors have executed on a consistent strategy focused on cash flow, risk management and returns. For additional information, please visit www.crescentenergyco.com.

About SilverBow Resources

SilverBow Resources, Inc. is a Houston-based energy company actively engaged in the exploration, development, and production of oil and gas in the Eagle Ford Shale and Austin Chalk in South Texas. With over 30 years of history operating in South Texas, SilverBow possesses a significant understanding of regional reservoirs which it leverages to assemble high quality drilling inventory while continuously enhancing its operations to maximize returns on capital invested. For more information, please visit www.sbow.com.

No Offer or Solicitation

This communication relates to the Transaction between Crescent and SilverBow. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information About the Transaction

In connection with the Transaction, Crescent filed with the SEC the “Registration Statement to register the shares of Crescent Class A common stock to be issued in connection with the Transaction. The Registration Statement includes the Proxy Statement/Prospectus. The Proxy Statement/Prospectus was mailed to the stockholders of each of Crescent and SilverBow on June 28, 2024. Crescent and SilverBow may also file other documents with the SEC regarding the Transaction. This document is not a substitute for the Registration Statement and the Proxy Statement/Prospectus that have been filed with the SEC or any other documents that Crescent or SilverBow may file with the SEC or mail to stockholders of Crescent or SilverBow in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF CRESCENT AND SILVERBOW ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Crescent or SilverBow through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Crescent will be made available free of charge on Crescent’s website at https://ir.crescentenergyco.com, or by directing a request to Investor Relations, Crescent Energy Company, 600 Travis Street, Suite 7200, Houston, TX 77002, Tel. No. (713) 332-7001. Copies of documents filed with the SEC by SilverBow will be made available free of charge on SilverBow’s website at https://sbow.com under the “Investor Relations” tab or by directing a request to Investor Relations, SilverBow Resources, Inc., 920 Memorial City Way, Suite 850, Houston, TX 77024, Tel. No. (281) 874-2700. The information included on, or accessible through, Crescent’s or SilverBow’s website is not incorporated by reference into this document.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Crescent or SilverBow expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction and the anticipated timing thereof. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Crescent may not approve the issuance of new shares of common stock in the Transaction or that stockholders of SilverBow may not approve the adoption of the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Crescent’s common stock or SilverBow common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Crescent and SilverBow to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Crescent’s or SilverBow’s control, including those detailed in Crescent’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://ir.crescentenergyco.com and on the SEC’s website at http://www.sec.gov, and those detailed in SilverBow’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on SilverBow’s website at https://sbow.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Crescent or SilverBow believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Crescent and SilverBow undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Crescent Energy Investor Relations Contacts

IR@crescentenergyco.com

Crescent Energy Media Contacts

Media@crescentenergyco.com

SilverBow Investor Relations Contacts

Jeff Magids

Vice President of Finance & Investor Relations

(281) 874-2700, (888) 991-SBOW

ir@sbow.com

SilverBow Media Contacts

Adam Pollack / Jed Repko

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Source: SilverBow Resources, Inc.